UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019.

Commission File Number: 333-221899

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment to the Securities Purchase Agreement

As disclosed previously, on April 16, 2019, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Original Purchase Agreement”) with certain unaffiliated institutional investors identified therein (each an “Investor”, or “Holder” and collectively “Investors” or “Holders”) relating to a private placement by the Company of (1) Senior Convertible Notes in the aggregate principal amount of $15 million (each, a “Note” and collectively, the “Notes”), consisting of (i) a Series A Senior Convertible Note in the principal amount of $10 million , and (ii) a Series B Senior Secured Convertible Note in the principal amount of $5 million and (2) warrants (the “Warrants”) to purchase such amount of shares of the Company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Notes, exercisable for a period of five years at an exercise price of $8.38, for consideration consisting of (i) a cash payment of $10,000,000, and (ii) a secured promissory note payable by the Investors to the Company (the “Investor Note”) in the principal amount of $5 million. Among other terms, pursuant to the Original Purchase Agreement, at the closing, the Investors and Feng Zhou Management Limited (the “Pledgor”) will enter into a Share Pledge Agreement (the “Share Pledge Agreement”) in order to induce the Investors to purchase, severally and not jointly, the Notes and Warrants as provided for in the Original Securities Purchase Agreement, the Pledgor has agreed to grant the Investors security interest in and to four million Ordinary Shares owned by the Pledgor in order to secure the prompt and complete payment, observance and performance of all liabilities and obligations by the Company to the Investors arising out of or outstanding under, advanced or issued pursuant to, or evidenced by the Original Securities Purchase Agreement, the Notes, the Warrants or any of the other transaction documents and other secured obligations as set forth in the Share Pledge Agreement.

On May 2, 2019, the Company entered into a certain amendment (the “Amendment”, and the Original Purchase Agreement, as amended, the “Purchase Agreement”) to the Original Purchase Agreement in accordance with the terms of the Original Purchase Agreement. Under the Amendment, the Pledgor and the Investors will not enter into the Share Pledge Agreement. As substitute to the pledge, the Company shall pre-deliver four million Ordinary Shares of the Company (“Pre-Delivery Shares”) to the Investors issuable upon conversion of the Notes (“Conversion Shares”). Notwithstanding the foregoing, the parties also agreed that if the Notes are converted or redeemed, as applicable, in full and any Pre-Delivery Shares are not used to satisfy conversion under the Note, such remaining Pre-Delivery Shares shall be returned to the Company for cancellation. The Pre-Delivery Shares, upon issuance, shall be restricted securities that initially may not be freely traded by an Investor until and unless a resale exemption from registration becomes available to such Investor or the resale of the Pre-Delivery Shares by such Investor is registered by the Company pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission, in each case, pursuant to the rules and regulations of the Securities Act of 1933, as amended.

The forms of Series A Senior Convertible Note and form of Series B Senior Secured Convertible Note were also amended accordingly.

The foregoing summary of the Amendment and each form of Notes does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each form of Note and Amendment, copies of which are filed as Exhibit 4.1, 4.2 and 10.1 to this report and are incorporated herein by reference.

Completion of Private Placement

Immediately after the entry into the Amendment, the Company completed the transaction contemplated by the Purchase Agreement, as amended, (the “Closing”) in which the Company issued and sold to the Investors the Notes and Warrants for consideration consisting of a cash payment of $10,000,000, and the Investor Notes in the principal amount of $5 million. The Company received net proceeds of approximately $9 million at the Closing, after deducting commissions to the Placement Agent (as defined below) and estimated offering expenses payable by the Company associated with the private placement.

The Notes and the Warrants will not be listed on any national securities exchange or other trading market, and no trading market for the Notes and the Warrants is expected to develop.

At the closing, the parties entered into or executed the following agreements and documents:

●	The Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors under which the Company has agreed to register for resale the Ordinary Shares issuable upon conversion of the Notes and upon exercise of the Warrants.

●	The Company entered into separate Note Purchase Agreements (each, an “NPA”) with each Investor under which each Investor issued to the Company such Investor’s Investor Note.

●	Each Investor issued an Investor Note to the Company under the respective NPA.

●	The Company entered into separate Master Netting Agreements (each, a “Master Netting Agreement”) with each Investor for the purpose of clarifying for each party its right to offset obligations that may arise under the Purchase Agreement, the Investor Notes and the Series B Notes upon the occurrence of certain events.

In connection with the transaction, the Company reimbursed the lead Investor’s legal fees of approximately $75,000.

As previously reported,  FT Global Capital, Inc. acted as the exclusive placement agent for the transaction (the “Placement Agent”) pursuant to the terms of an Engagement Letter, dated March 1, 2019, between the Company and the Placement Agent (the “Engagement Letter”). At the closing, the Company paid the Placement Agent an aggregate cash fee of $750,000. In connection with the transaction, the Company also reimbursed the Placement Agent’s expenses of $30,000 and the Placement Agent’s legal expenses of $25,000.

At the closing, the Company issued and sold to the Placement Agent for a sum of $100 a warrant (the “Placement Agent Warrant”) to purchase 178,997 Ordinary Shares, pursuant to the terms of the Engagement Letter. The Placement Agent Warrant will have substantially the same terms as the Warrants, as described above.

The Company previously reported the terms of the Notes, the Warrants, the Registration Rights Agreement, the NPA, the Investor Note, the Master Netting Agreement, the Placement Agent Warrant and the terms of the private placement in its Current Report on Form 6-K filed on April 17, 2018, and such disclosure is incorporated herein by reference. There has been no change in the terms of the transaction from such prior disclosure other than the Amendment and form of Notes.

Exhibits

Exhibit No.	Description

4.1	Form of Series A Senior Convertible Note, as amended.
4.2	Form of Series B Senior Secured Convertible Note, as amended
10.1	Amendment No. 1 to Securities Purchase Agreement, dated May 2, 2019, by and among China SXT Pharmaceutical, Inc. and the investors thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICAL, INC.

By:	/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

Date: May 3, 2019

3